EXHIBIT 99


                          SIERRA HEALTH SERVICES, INC.(R)
                       ALL THE BENEFITS OF GOOD HEALTH.SM

                                  PRESS RELEASE


SIERRA CONTACTS:                                 PCA CONTACTS:
James L. Starr, Vice President and CFO           David K. Barker
         (702) 242-7112                          Director of Investor Relations
Ria Marie Carlson, Vice President,                     (305) 265-2921
         Public & Investor Relations                   http://www.pcam.com
         (702) 242-7156



                  SIERRA HEALTH SERVICES ANNOUNCES MERGER WITH
                        PHYSICIAN CORPORATION OF AMERICA

 LAS VEGAS, November 4, 1996 -- Sierra Health Services, Inc. (NYSE: SIE) announced today it has signed a definitive agreement to merge with Physician Corporation of America (NASDAQ: PCAM), a managed health care company with operations in Florida, Texas and Puerto Rico. The merger is expected to close by March 31, 1997, pending normal shareholder and regulatory approvals.

         The combined company will generate more than $2 billion in annual revenues and serve nearly 1.5 million people in 18 states and Puerto Rico, becoming the nation's eighth largest publicly traded managed care company.

         Under the terms of the agreement, which will be accounted for as a tax-free pooling of interests, each Physician Corporation of America (PCA) shareholder will receive 0.45 shares of Sierra Health Services, Inc. (Sierra) stock for every PCA share held. The combined company will be named Sierra Health Services, Inc., with national headquarters in Las Vegas.

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Sierra Health Services, Inc. - Page 2

         "This merger represents an excellent strategic opportunity for Sierra to gain a strong multi-state presence," said Anthony M. Marlon, M.D., Chairman and Chief Executive Officer. "We will be able to substantially broaden our existing service area in Texas, and become one of the market leaders in Florida and Puerto Rico."

         Marlon said that PCA, which has over 468,000 commercial & Medicare members, is also "a leading Medicaid provider in each of its respective markets, which really complements our experience with Medicare and CHAMPUS."

         Stanley Kardatzke, M.D., Chairman and Chief Executive Officer of PCA, added, "Sierra is an excellent merger partner for PCA. They are financially solid and operationally provide a wealth of experience. In addition, the two companies have similar cultures, with expertise in government programs and the direct delivery of care through medical groups."

         Dr. Kardatzke will become Chairman of the Board of the combined organization, while Dr. Marlon will be Vice Chairman of the Board and Chief Executive Officer. Erin MacDonald who currently serves as President and Chief
Operating Officer of Sierra will remain in those positions. The eight member board of directors of the combined company will consist of Sierra's current five-member board, plus three members appointed by PCA.

                  "While there is minimal geographic overlap between the two companies," Dr. Marlon said, "we expect to realize operating efficiencies through the consolidation of corporate and administrative functions. We are also excited about the opportunities presented by creatively combining our workers' compensation functions."
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Sierra Health Services, Inc. - Page 3

         PCA, founded in 1985 and headquartered in Miami, provides comprehensive health care services through health maintenance organizations, third party administrators, and workers' compensation and insurance companies. Its HMOs' serve nearly 950,000 members in Florida, Texas and Puerto Rico and is the largest provider of managed care services to Florida's Medicaid recipients.

         Sierra, established in 1984, is a diversified health care company that provides and administers the delivery of comprehensive managed care benefit programs for individuals and employers. The company serves 504,000 individuals through subsidiaries that operate health maintenance organizations, preferred provider organizations, managed indemnity and workers' compensation insurers, third party administration for self-insured employers and a multi-specialty medical group.

         Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release that are not historical facts are forward looking. Actual results may differ materially from those projected in such forward looking statements; such statements involve risks and uncertainties, including but not limited to the following; completion of the merger which is subject to regulatory and shareholder approval; Medicare and Medicaid premium rates set by state and federal government agencies change unexpectedly; increased competition in the Company's markets or change in product mix may unexpectedly reduce premium yield; health care costs in any given period may be greater than expected due to incidence of major illnesses, natural disasters, epidemics, changes in physician practice policies and new technologies;
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Sierra Health Services, Inc. - Page 4

and, the Company may be unable to obtain or maintain acceptable provider arrangements on satisfactory terms in key markets. Investors are also directed to the other risks discussed in documents filed by the Company with the Securities and Exchange Commission.

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